UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WILLSCOT CORPORATION

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

971375 118

(CUSIP Number of Class of Securities)

Bradley L. Bacon

Vice President, General Counsel & Corporate Secretary

WillScot Corporation

901 S. Bond Street, Suite 600

Baltimore, MD 21231

(410) 931-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

William F. Schwitter

Jeffrey J. Pellegrino

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY, 10020

(212) 610-6300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$184,174,189.10	$22,321.91

(1)         The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. WillScot Corporation (the “Company”) is offering holders of a total of 69,499,694 warrants issued by the Company and outstanding as of November 6, 2018 (the “Warrants”) (representing 50,899,693 Public Warrants and 18,600,001 Private Warrants (each as defined below)) the opportunity to exchange such Warrants for shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of the Company by tendering 0.18182 shares of Common Stock in exchange for each warrant. The transaction value was determined by using the last reported sales price of the publicly traded warrants of the Company as reported by the OTC Markets Group Inc. on November 6, 2018, which was $2.65.

(2)         The amount of the filing fee assumes that 69,499,694 outstanding Warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory #1 for Fiscal Year 2019, and equals $121.20 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on November 8, 2018.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,029.80	Filing Party: WillScot Corporation
Form or Registration No.: Form S-4	Date Filed: November 8, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed WillScot Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 8, 2018 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to holders  of certain of its warrants described in the Schedule TO to receive 0.18182 shares of Class A Common Stock, par value $0.0001 per share, of the Company in exchange for every outstanding Warrant (as defined in the Schedule TO) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 4, 2018 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal and Consent, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

This Amendment No. 3 is being filed to report the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on December 7, 2018, at 11:59 p.m., Eastern Time (the “Expiration Date”), in accordance with its terms. As of the Expiration Date, 45,131,827 outstanding Warrants were properly tendered and not withdrawn in the Offer. 45,031,827 of the Warrants tendered were Public Warrants, representing approximately 88% of the Public Warrants, and approximately 100,000 Warrants tendered were Private Warrants. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 8,205,869 shares of Common Stock in exchange for such Warrants.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange dated December 4, 2018 (incorporated by reference to the prospectus filed by the Company with the SEC pursuant to Rule 424(b)(3) on December 4, 2018)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Not applicable

(b)	Not applicable

(d)(i)	Certificate of Incorporation of WillScot Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(ii)

Certificate of Ownership and Merger of WillScot Sub Corporation into Double Eagle Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(iii)	Bylaws of WillScot Corporation (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(iv)	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(v)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(vi)

Warrant Agreement dated as of September 10, 2015 between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(vii)

Private Placement Warrant Purchase Agreement dated September 10, 2015 among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Harry E. Sloan, Dennis A. Miller, James M. McNamara, Fredric D. Rosen, the Sara L. Rosen Trust, the Samuel N. Rosen 2015 Trust and the Fredric D. Rosen IRA (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(viii)

Registration Rights Agreement dated as of September 10, 2015 among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018).

(d)(ix)

Subscription Agreement dated November 29, 2017 by and between WillScot Corporation and Sapphire Holding S.á r.l. (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(x)

Earnout Agreement dated November 29, 2017 by and among Sapphire Holding S.á r.l., Double Eagle Acquisition LLC and Harry E. Sloan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xi)

Escrow Agreement dated November 29, 2017 by and among WillScot Corporation, Sapphire Holding S.á r.l., Double Eagle Acquisition LLC and Harry E. Sloan and the escrow agent named therein (incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xii)

Amended and Restated Registration Rights Agreement dated November 29, 2017 by and among WillScot Corporation, Sapphire Holding S.á r.l., Algeco/Scotsman Holdings S.á r.l., Double Eagle Acquisition LLC and the other parties named therein (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xiii)

Shareholders Agreement dated November 29, 2017 by and among WillScot Corporation, Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l., and Algeco Scotsman Holdings Kft. (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xiv)

Exchange Agreement dated November 29, 2017 by and among WillScot Corporation, Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l., and Algeco Scotsman Holdings Kft. (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xv)

Equity Commitment Letter between Double Eagle Acquisition Corp. and TDR Capital II Holdings L.P., dated as of August 21, 2017 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xvi)

Amended Equity Commitment Letter among Double Eagle Acquisition Corp. and TDR Capital II Holdings L.P., dated as of November 6, 2017 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xviii)	WillScot 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xix)	Employment Agreement with Bradley L. Soultz (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xx)	Employment Agreement with Timothy D. Boswell (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxi)	Employment Letter with Bradley L. Bacon (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxii)	Employment Letter with Sally Shanks dated August 23, 2017 (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxiii)	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on March 26, 2018)

(d)(xxiv)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on March 26, 2018)

(d)(xxv)

Warrant Agreement dated as of August 15, 2018 by and between WillScot Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on August 16, 2018)

(d)(xxvi)

Registration Rights Agreement dated July 26, 2018 by and among WillScot Corporation and the investor parties named therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on August 16, 2018)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLSCOT CORPORATION

By:	/s/ Bradley L. Bacon
Bradley L. Bacon
Vice President, General Counsel and Corporate Secretary

Dated: December 10, 2018